     As filed with the Securities and Exchange Commission on April 18, 2000
                                                     Registration No. 333-33962
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                             ----------------------

                               ARIEL CORPORATION
               (Exact name of registrant as specified in charter)

                             ----------------------

          Delaware                                3571                     13-3137699
(State or other jurisdiction          (Primary Standard Industrial      (I.R.S. Employer
of incorporation or organization)      Classification Code Number)    Identification Number)

                             ----------------------
                                 2540 Route 130
                               Cranbury, NJ 08512
                                 (609) 860-2900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ----------------------

                                  Jay H. Atlas
                     Chief Executive Officer and President
                               Ariel Corporation
                                 2540 Route 130
                               Cranbury, NJ 08512
                                 (609) 860-2900
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                             ----------------------
                                   Copies to:


           Harold Paul, Esq.               Danielle Carbone, Esq.
             Paul & Rosen                   Shearman & Sterling
         420 Lexington Avenue              599 Lexington Avenue
          New York, NY 10170                New York, NY 10022
            (212) 661-2727                   (212) 848-4000


                             ----------------------
     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective and from time to time thereafter as determined by market conditions.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.|X|
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. |_|

                                             CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
                                                         Proposed Maximum           Proposed Maximum       Amount of
  Title of Each Class of             Amount to Be         Offering Price           Aggregate Offering     Registration
Securities to Be Registered           Registered            Per Share (2)               Price (2)            Fee(3)
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value
 $.001 per share(1)...............  4,486,850 shares           $7.81                  $35,042,299            $9,251
----------------------------------------------------------------------------------------------------------------------

(1) Includes 2,335,850 shares of common stock issuable upon the exercise of warrants to purchase common stock.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low trading price for the common stock on the Nasdaq National Market on March 30, 2000.

(3) Ariel Corporation previously paid this registration fee on April 4, 2000.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.
--------------------------------------------------------------------------------

PROSPECTUS


The information in this prospectus is not complete and may be changed. We have filed a registration statement relating to these shares with the Securities and Exchange Commission. We cannot sell these shares until the registration statement becomes effective. This prospectus is not an offer to sell these shares and we are not soliciting offers to buy these shares in any state where such offer or sale is not permitted.


                             Subject to Completion

                   Preliminary Prospectus dated April 18, 2000

                                4,486,850 Shares

                               [GRAPHIC OMITTED]




                                  Common Stock



         The selling stockholders identified in this prospectus may offer from time to time an aggregate of up to 4,486,850 shares of Ariel Corporation's common stock. We will not receive any of the proceeds from the sale of shares.

         The selling stockholders may offer their shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices.

         Our common stock trades on the Nasdaq National Market under the symbol "ADSP". On March 31, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $8 1/8 per share.

                                   ----------

         Investing in our common stock involves risks which are described in the "Risk Factors" section beginning on page 4 of this prospectus.


                                   ----------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                                   ----------



                The date of this prospectus is            , 2000

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Special Note Regarding Forward-looking Statements.............................1
Where You Can Find More Information...........................................1
Incorporation of Information We File with the SEC.............................2
Ariel.........................................................................3
Risk Factors..................................................................4
Use of Proceeds..............................................................13
Selling Stockholders.........................................................13
Plan of Distribution.........................................................16
Description of Capital Stock.................................................17
Legal Matters................................................................20
Experts......................................................................20



                      ------------------------------------


         "Ariel" and "PowerPOP" are our trademarks. All other trademarks or service marks appearing in this prospectus are trademarks and service marks of the respective companies that use them.

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell our common stock in any jurisdiction except where the offer or sale is permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such other documents.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements including, without limitation, statements concerning the future of the industry, product development, business strategy, financial estimates, continued acceptance of our products and dependence on significant distributors and customers. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under the heading "Risk Factors" and in our Form 10-K for the fiscal year ended December 31, 1999, which is incorporated by reference herein.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform to actual results.


                       WHERE YOU CAN FIND MORE INFORMATION

         We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

         We have filed a registration statement on Form S-3 with the SEC covering the common stock offered by this prospectus. We refer you to this registration statement and its exhibits for additional information about us and our common stock. Copies of the registration statement may be obtained at the above referenced SEC offices or on the SEC's web site at http://www.sec.gov.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to incorporate by reference the information we file with them, which means:

         o   Incorporated documents are considered part of the prospectus,
         o We can disclose important information to you by referring you to those documents, and
         o Information that we file with the SEC will automatically update and supersede this prospectus.

         We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"):

         o Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and
         o   Current Report on Form 8-K filed March 10, 2000.

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus but before all the common stock offered by this prospectus has been sold:

         o   Reports filed under Sections 13(a) and (c) of the Exchange Act,
         o Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting, and
         o   Any reports filed under the Section 15(d) of the Exchange Act.

         You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

                  Ariel Corporation
                  Attention: Jay H. Atlas
                  2540 Route 130
                  Cranbury, NJ  08512
                  (609) 860-2900

                                      ARIEL

         We are a leading provider of open systems-based digital remote access equipment to Internet service providers ("ISPs"). Our remote access equipment is compatible with open systems platforms running a variety of popular operating systems, including Windows NT and Linux, and enables ISPs to build reliable, scalable and easy to manage networks at a cost that is significantly below other available alternatives.

         Remote access equipment enables a user dialing in over a standard telephone line to connect to a computer network. Because of the increasing number of Internet users, ISPs are faced with the challenge of providing access to a growing number of subscribers, including those subscribers who are staying connected to the Internet for longer periods of time. In addition, ISPs must also find cost effective ways to expand their networks and computer systems to provide additional services such as Internet telephony, fax and voice over the Internet and unified messaging. Our products enable ISPs to use standard PC systems to build remote access server concentrators, which is the equipment used to connect multiple users simultaneously to the Internet.

         We recently introduced a new family of dial-up Internet access solutions we call PowerPOP(TM) architecture, which leverages industry standard hardware, software and applications. Using a standard PC system to build a remote access server concentrator, our remote access solutions enable ISPs to enhance their network performance while significantly reducing their capital costs. A typical ISP network architecture is based on a central network operations center, where servers run the services that the ISP provides, connected to a number of "dumb" points of presence ("POPs"). Our PowerPOP architecture, by taking advantage of the increasing performance and low prices of PC-based systems, allows ISPs to provide key network services at the POP. By installing intelligence and processing capability at the POP, ISPs can significantly reduce network traffic which results in a faster response time and improved customer satisfaction. We sell our products to ISPs primarily through one distributor.

         We recently launched our fourth generation of remote access products that add SS7 signaling, including voice and fax over the Internet protocol features, to our PowerPOP architecture. We are currently developing a next generation product that will extend the PowerPOP architecture into the customer premises of business enterprises.

         We have historically provided and will continue to provide remote access and digital signal processing ("DSP") products to original equipment manufacturers ("OEMs") who integrate our components into their products. Because integration of our complex components involves a significant amount of technical development and testing by the OEM, our products are generally used for the duration of the OEM's product-life. We sell our products to OEMs through our direct sales force. We intend to continue to offer all our component products to OEMs, including those OEMs who sell products in the ISP market.

Corporate Information

         Our principal executive offices are located at 2540 Route 130, Cranbury, New Jersey 08512 and our telephone number is (609) 860-2900. Our e-mail address is ariel@ariel.com and our website can be accessed at www.ariel.com. The reference to our website address does not constitute incorporation by reference of the information contained at the website.

                                  RISK FACTORS

         Before you invest in our common stock, you should be aware that there are risks, including those described below which may affect our business, financial condition or results of operations. You should consider carefully these risk factors together with all of the other information included in or incorporated by reference in this prospectus before you decide to purchase shares of our common stock.

                         Risks Relating to Our Business

We have incurred substantial operating losses and an accumulated deficit. We expect to continue to have operating losses and a growing accumulated deficit in the future.

         Our business operations have generated operating losses since 1993. For the year ended December 31, 1999, our business operations generated operating losses of $12,474,160. We had an accumulated deficit of $26,137,692 at December 31, 1999. We expect to continue to generate net operating losses while we continue to launch new products and penetrate the ISP market. We can not assure you that we will obtain a customer base sufficient to support the costs of our operations.

         We cannot assure you that we will become profitable or that our cash flow will become positive at any time in the foreseeable future, or at all, or that we will generate sufficient cash flow from product sales to liquidate liabilities as they become due. In the event that we are unable to liquidate our liabilities, we may delay or eliminate some expenditures and we may scale back our planned operations. We may need additional funds to meet our planned obligations, and we will seek to raise such amounts through a variety of options, including future cash from operations, borrowings and proceeds from equity financings. Additional funding may not be available when needed or on terms acceptable to us, which could have a material adverse effect on our business, financial condition and results of operations. In addition, if we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution.

We have substantial debt and debt service requirements and this may adversely affect our financial and operating flexibility.

         We have a significant amount of indebtedness. At December 31, 1999, we had $3.7 million of outstanding indebtedness under our credit agreement, of which $1.2 million is due on June 12, 2000. The amount of indebtedness we have could have important consequences to our stockholders. For example, it could:

         o   make it more difficult for us to meet our obligations;

         o increase our vulnerability and limit our ability to react to general adverse economic and industry conditions;

         o limit our ability to use operating cash flow to fund operating expenses, working capital, research and development and other general corporate purposes because we must dedicate a substantial portion of our cash flow to make payments on our debt;

         o place us at a competitive disadvantage compared to some of our competitors that have less debt; and

         o   limit our ability to borrow additional funds.

         Our ability to pay interest under our credit facility or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which in turn depends upon the successful implementation of our new business strategy and upon financial, competitive, regulatory, technical and other factors, many of which are beyond our control.

         If we are not able to generate sufficient cash from operations to make payments under our credit agreement or to meet any other debt service obligations, we will need to refinance our indebtedness. If such refinancing is not possible, we could be forced to dispose of assets at unfavorable prices or default on our debt obligations. Even if we obtain such financing, we cannot assure you that it would be on terms that are favorable to us.

We have recently changed our business strategy to focus on a new class of products for the ISP market. This represents a new market for us and we have had limited experience selling our products in this market.

         Our ability to successfully execute our new business strategy is critical to the future performance of our business. During the second quarter of 1999, we changed our business strategy to focus on the ISP market following the decline of the enterprise remote access market. Historically, we have derived, and expect to continue to derive in the near term, substantially all of our revenues from product sales to OEMs and PC manufacturers. As we focus our efforts on the ISP market, we expect sales to OEMs to represent a declining percentage of our total revenue in the future if our new business strategy is successful. Because the ISP market is a new market for us and the equipment we have developed for that market has only recently been introduced, we have had limited experience in selling our products. Currently, only a limited number of ISPs have purchased our products.

         Successful execution of our new business strategy will depend on our ability to:

         o   penetrate the ISP market;

         o   achieve market acceptance of our products;

         o   successfully develop and introduce new products;

         o identify, recruit and retain qualified engineers and sales personnel;

         o   provide adequate customer care and technical support;

         o   manage our growth; and

         o   secure adequate financing.

         We cannot assure you that we will be successful in executing our new business strategy and, if we are not, our business, financial condition and results of operations could be adversely affected and the price of our common stock will likely decline.

Our PowerPOP architecture is new and may not be accepted by our target market.

         The market success of our ISP products depends significantly upon the acceptance of our PowerPOP architecture by the small to mid-sized ISPs we are targeting. The PowerPOP architecture represents a different approach to addressing ISP remote access equipment needs. Our approach uses a standard PC system running Windows NT or Linux to build remote access server concentrators, in contrast to traditional products that are custom-built for this purpose. ISPs may not be willing to use our approach which would significantly hinder our growth potential and would negatively affect our business.

Our OEM sales are concentrated among a small number of customers and in 1998, our most significant OEM customer discontinued products that used our components.

         Substantially all of our revenue is derived from sales to OEMs. Our sales are concentrated among a small number of OEM customers. For the year ended December 31, 1999, approximately 45% of our revenue was generated by three of our customers. The loss of any of these customers would negatively impact our revenues. For example, following the decline of the enterprise remote access market in late 1998, our most significant OEM customer, Compaq, representing 25% of our total revenue for the year ended December 31, 1998, and a number of other customers discontinued their networking groups. As a result, revenues from Compaq declined from $4.4 million for the year ended December 31, 1998 to zero for the year ended December 31, 1999. Until we are able to penetrate the ISP market, we expect that a small number of OEM customers will continue to account for a substantial portion of our revenue.

We are highly dependent on KeyLink Systems to distribute our products to ISPs and the ISP market is a new market for KeyLink.

         We are highly dependent on KeyLink Systems to distribute our products to ISPs. Our direct sales efforts have focused principally on OEM customers and we do not have a direct sales force that focuses on sales to ISPs. Our arrangement with KeyLink is not set out in a written agreement and does not include specific commitments undertaken by KeyLink. As a result, KeyLink is not required to meet any performance criteria or to commit any specific level of resources to the marketing of our products and is not prohibited from selling products that compete with ours. In addition, KeyLink has no previous experience as a distributor in our target market. Any failure by KeyLink to support sales of our products or failure by KeyLink to establish itself as a distributor in the ISP market would have a material adverse affect on our ability to penetrate the ISP market and on the future performance of our business.

If we fail to establish and maintain strategic distribution, marketing or other collaborative relationships with industry-leading companies, we may not be able to build our ISP customer base.

         Our success depends on our ability to continue to establish and maintain strategic distribution, marketing and other collaborative relationships with industry-leading hardware manufacturers, distributors, software vendors and enterprise solutions providers. These relationships allow us to offer our products and services to a much larger customer base than we would otherwise be able to through our direct sales and marketing efforts. Most of our existing relationships can be terminated on short notice by any party. We cannot assure you that we will be able to maintain these relationships or replace them on attractive terms.

         In addition, our existing strategic relationships do not, and any future strategic relationships may not, afford us any exclusive marketing or distribution rights. As a result, the companies with which we have strategic relationships are free to pursue alternative technologies and to develop alternative products and services in addition to or in lieu of our products and services, either on their own or in collaboration with others, including our competitors. Moreover, we cannot guarantee that the companies with which we have strategic relationships will distribute our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and distribution.

We must accurately forecast our customer demand for our plug-in cards. If there is unexpected fluctuation in demand for our products, we may incur inventory write-downs, excessive operating costs or lose product revenues.

         We must forecast and place purchase orders for components of our products several months before we receive purchase orders from our own customers. This forecasting and order lead time requirements limit our ability to react to unexpected fluctuations in demand for our products. These fluctuations can be unexpected and may cause us to have excess inventory, or a shortage, of a particular product. In the event that our forecasts are inaccurate, we may need to write down excess inventory. For example, we were required to write down inventory in the fourth quarter of 1998 in connection with the termination of our sales to Compaq and a reduction in sales to other OEM customers. Significant write-downs of excess inventory or declines in inventory value in the future could adversely affect our financial results. Similarly, if we fail to purchase sufficient supplies on a timely basis, we may incur additional rush charges or we may lose product revenues if we are not able to meet a purchase order. These failures could also adversely affect our customer relations.

Undetected errors or defects found in our products may result in loss of customers or delay in market acceptance of our products.

         Despite testing by us and by our customers, errors may be found in new products after commencement of commercial shipments, resulting in loss of customers, delay in market acceptance of our products and damage to our reputation. In addition, if errors are discovered, we may have to spend a significant amount of money to eliminate them and yet may not be able to successfully correct them in a timely manner, or at all.

         Failures in our products may also cause system failures for our customers who could then assert warranty and other claims for damages against us. Although our customer agreements typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. Our insurance policies may not adequately limit our exposure to this type of claim. These claims, even if unsuccessful, could be costly and time consuming to defend and could divert management's attention from our business. We cannot assure you that the occurrence of any of these events would not have a material adverse effect on our business, financial condition and results of operations.

Average selling prices of our products may decrease which could hurt our operating results.

         The average selling prices for our products may be lower than expected as a result of competitive pricing pressures, technological advances, promotional programs and customers who negotiate price reductions. The pricing of products depends on the specific features and functions of the product, the extent to which the product can be integrated within ISPs' and OEMs' existing hardware and software operating systems, purchase volumes and the level of sales and service support. Historically, the trend in our industry has been for prices to decrease as technological innovations become widespread. We expect this trend and price competition to continue and possibly increase in the future, both in the OEM and the ISP remote access equipment markets, and anticipate that the average selling prices of our current products will decrease. We cannot assure you that we will be successful in developing and introducing on a timely basis new products with enhanced features that can be sold at our projected selling prices.

We depend on a limited number of third-party suppliers some of which are the sole suppliers of the product we purchase from them.

         We purchase digital signal processing chips and certain other components from Texas Instruments, Conexant Systems, Lucent Technologies and Analog Devices, each of which manufactures and is the sole supplier of the digital signal processing chips upon which our products have been developed. We do not have long-term agreements with any of these suppliers. Any reduction or interruption in supply or manufacturing from these third party contractors would adversely affect our ability to continue to deliver our products. We also depend upon development, supply, marketing, licensing and other relationships with third parties for complementary technologies incorporated in our products. These cooperative relationships, many of which have been in place for a number of years, are with hardware and software developers pursuant to which we each make our technology available to the other for the purpose of achieving compatible products. Some of these relationships are based upon annually renewable license agreements under which we obtain technology necessary to produce our products. These relationships are generally non-exclusive and terminable, in some cases on short notice or at any time, and there can be no assurance that we will be able to maintain these relationships or to initiate similar additional relationships. The loss of certain cooperative relationships, particularly with any of the digital signal processing chip suppliers, may have a material adverse effect on our business.

The market for remote access equipment is highly competitive and we compete with large, well-established companies. If we are unable to compete effectively, the demand for, or prices of, our products may be reduced.

         The remote access equipment market is intensely competitive. We may not be able to compete successfully against current or potential competitors and our failure to do so could seriously harm our business, operating results and financial condition.

         In the ISP market, we compete directly with other small companies that sell remote access equipment as well as large well-established companies such as Ascend/Lucent, Cisco, and 3Com. These and many of our current and potential competitors have significantly greater financial, selling and marketing, technical, manufacturing and other resources than we have. As a result, these competitors may be able to devote greater resources toward the development, promotion, sale and support of their products than we can. These companies may introduce additional products that compete with ours or enter into strategic relationships to offer complete solutions which we do not currently offer.

         In addition, we recently introduced our PowerPOP architecture to the market and we have not had enough experience selling the product to fully assess its competitiveness. If we find that our new products are not competitive, our business could be materially harmed.

Our financial results may fluctuate from period to period as a result of several factors which could adversely affect our stock price.

         Because of the change in our business strategy, the loss of a major OEM customer, the sale of our communications systems group and other factors, we believe that period to period comparisons of our operating results may not be a good indication of our future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall. In the past, we have experienced fluctuations in our revenue and operating results and our revenue and operating results may continue to vary significantly from period to period due to a number of factors, many of which are beyond our control. These factors include:

         o   fluctuations in demand for our products and services;

         o   variations in the timing of orders and shipments of our products;

         o the timing of new product and service introductions by us or our competitors;

         o the mix of products sold and the mix of distribution channels through which they are sold;

         o our ability to obtain sufficient supplies of sole or limited sourced components for our products;

         o   unfavorable changes in the prices of the components we purchase;

         o   our ability to achieve cost reductions;

         o   our ability to maintain quality levels for our products;

         o our ability to integrate new technologies we develop or acquire into our products; and

         o   timing of acquisitions and dispositions of businesses and assets.

         The amount and timing of our operating results generally will vary from quarter to quarter depending on the level of actual and anticipated business activities and as we develop and launch new products. We have experienced sharply increased revenue in periods that involved new product introductions and significant sales to OEMs, with equally sharp decreases in revenue in subsequent periods as distributors and OEMs complete their inventory build-up process. Furthermore, we have a limited backlog of orders and revenue for any future quarter is difficult to predict. Supply, manufacturing or testing constraints could result in delays in the delivery of our products. Any delay in the product deployment schedule of one or more of our new products would likely adversely affect our operating results for a particular period.

Our technology is not patented and we will not be protected by patent laws.

         We believe that our success is dependent upon our proprietary technology. However, since we have not in the past actively pursued patent protection on our products and do not hold patents on any of our current products, we will not be protected by patent laws in the event competitors are able to create substantially similar or duplicate products. We principally rely upon copyright, trade secret and contract law to protect our proprietary technology. We cannot assure you that we will be able to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

Intellectual property claims against us could be costly and result in the loss of significant rights.

         The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. Patent, trademark and other intellectual property rights are important to us and other technology companies. Many companies devote significant resources to developing patents that could affect many aspects of our business. Other parties may assert infringement or unfair competition claims against us that could relate to any aspect of our technologies or other intellectual property. We may also be subject to claims relating to components we purchase from our suppliers and integrate into our products. We cannot predict whether third parties will assert claims of infringement against us, the subject matter of any of these claims or whether these assertions or prosecutions will harm our business. If we are forced to defend ourselves against any of these claims whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, inability to use our current technology or product shipment delays. As a result of a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of patent infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business and competitive position may be adversely affected.

We do not have our own manufacturing facilities and we depend on a limited number of outside companies to manufacture substantially all the equipment we sell.

         We do not have our own manufacturing facilities and we rely on K-Byte/Hibbing Manufacturing and JRE Inc. in the United States, and to a lesser extent on FEDD in France, to manufacture substantially all of our equipment. These agreements can be terminated on short notice by any party. We cannot assure you that we will be able to maintain these relationships or replace them on attractive terms. There are risks associated with our relationship with these third parties, including reduced control over:

         o   delivery schedules;

         o   quality assurance;

         o   manufacturing costs;

         o   capacity during periods of excess demand; and

         o   availability of access to process technologies.

We depend on our key personnel and we may be unable to replace key executives if they leave. Our failure to attract, assimilate and retain other highly qualified personnel in the future could seriously harm our business.

         Our success is largely dependent upon the personal efforts of our executive officers as well as other key personnel and our future success is also dependent on our ability to recruit and retain additional experienced engineering and sales personnel. We intend to appoint additional senior management personnel as well as to hire additional engineering, sales and support personnel in the future. Competition for personnel, especially engineers and sales personnel in New Jersey, is intense. There can be no assurance that we will be able to retain or hire other necessary personnel. Loss of the services of, or failure to recruit, key personnel could materially harm our business.

Our management team may not be able to successfully implement our business strategy because it has only recently begun to work together.

         Our business is highly dependent on the ability of our management to work together effectively to execute our business strategy. Several members of our senior management have been employed by us for a relatively short period of time and we are in the process of recruiting additional senior management. These individuals have not previously worked together as a management team. In addition, the members of our management team who have been with us for a longer period have had only limited experience within our new target markets. The failure of our management team to work together effectively could prevent efficient decision making by our executive team, affecting product development and sales and marketing efforts, which would negatively impact our results of operations.

                         Risks Relating to Our Industry

We must keep pace with rapid technological change to remain competitive.

         The telecommunications industry is subject to rapid technological change and frequent new product introductions and enhancements, particularly in the area of equipment for remote access and related network services. We believe that our success will depend upon our ability to continuously develop new products and product enhancements as well as provide quality technical support services and be in a position to promptly introduce our products and services to the market. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and enhancements, or our new products and enhancements may not adequately meet the requirements of the marketplace and achieve market acceptance. Announcements of currently planned or other new product offerings by us or our competitors may cause customers to defer or cancel the purchase of our existing products. Our inability to develop on a timely basis new products or enhancements to existing products, or the failure of our new products or enhancements to achieve market acceptance, could have a material adverse effect on our business, financial condition and results of operations.

         The development of new, technologically advanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends. The introduction of new or enhanced products also requires us to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. We cannot assure you that we will be able to successfully develop, introduce or manage the transition to new products.

         There can also be no assurance that our competitors will not develop future generations of competitive products that will offer superior price, features or performance advantages which would render our products uncompetitive. There are currently competing technologies that offer alternative solutions which allow for faster Internet access compared to dial-up access. These competing technologies include digital subscriber line, wireless and cable. We cannot assure you that, in order to remain competitive, we will be successful in developing and introducing on a timely basis new products and technologies.

Our success in the ISP market depends on the continued growth and use of Internet and dial-up access technologies.

         Demand for our ISP remote access solutions is being driven by the increase in the use of the Internet. Our future performance depends substantially upon the continued widespread acceptance and use of the Internet and other online services. Rapid growth in the use of the Internet and other online services is a relatively recent phenomenon, and we cannot assure you that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and other online services as a medium of communication and commerce. The emergence of alternative technologies may substantially reduce our potential markets. If dial-up access technologies become obsolete, we would have to develop and market new products in order to continue our operations. We cannot be certain that we will succeed in adapting our product strategies to compete effectively with these alternative technologies.

                       Risks Relating to our Common Stock

Exercise of our outstanding warrants and options may affect the price of our common stock.

         As of March 31, 2000, there were outstanding options to purchase 1,811,313 shares of common stock and outstanding warrants to purchase 2,435,850 shares of common stock, including 2,335,850 warrants, the underlying shares of which are being registered in this offering. The exercise of the outstanding stock options and warrants will dilute the percentage ownership of our stockholders. Any sales in the public market of shares of our common stock underlying the stock options and warrants may adversely affect prevailing market prices for our common stock.

Our restated certificate of incorporation and bylaws, our rights plan and Delaware law contain provisions that could discourage a third party from acquiring us or limit the price third parties would be willing to pay for our common stock.

         We have an authorized class of 2,000,000 shares of preferred stock which may be issued by the board of directors with such terms and such rights, preferences and designations as the board may determine and without any vote of the stockholders. Our bylaws contain provisions which provide that the board of directors is divided into three classes, which may have the effect of delaying or preventing changes in control or changes in our management because less than a majority of the board of directors can be elected at each annual meeting. These provisions impose various procedural and other requirements which could delay or prevent stockholders from effecting corporate actions such as a merger, asset sale or other change of control and could limit the price that some investors would be willing to pay in the future for shares of our common stock. We also have a stockholder rights plan in place. The rights which have been granted under the plan are exercisable on the occurrence of specified events, including if a person acquires 15% or more of our outstanding stock, and allow a holder of rights to acquire shares of our common stock and dilute the percentage holding of any purchaser of our common stock.

         We are subject to the provisions of section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

                                 USE OF PROCEEDS

         All of the net proceeds from the sale of the common stock of Ariel covered by this prospectus will go to the stockholders who offer and sell their shares. Accordingly, we will not receive any of the proceeds from the sales of the common stock. Ariel receives net proceeds only upon sales from warrant conversions and not from the sale of the shares offered by the selling stockholders. The warrants held by the selling stockholders are exercisable at $6.875 per share, subject to adjustment on the one year anniversary of the date of issuance of the warrant. If all warrants are exercised, Ariel will receive proceeds of $16,058,969 which would be used for general corporate purposes.


                              SELLING STOCKHOLDERS

         Under a Common Stock Purchase Agreement dated February 24, 2000, we agreed to register the shares of our common stock issued to the selling stockholders and the shares issuable upon exercise of warrants held by these stockholders. We have agreed to keep the registration statement effective for two years, or until all of the registered shares are sold, whichever comes first. Our registration of the common stock held by the selling stockholders and the shares issuable upon exercise of warrants held by the selling stockholders does not necessarily mean that the selling stockholders will sell all or any of their shares.

         The prospectus covers the offer and sale by each selling stockholder of common stock owned by the selling stockholder. Set forth below are (i) the names of each selling stockholder, (ii) the nature of any position, office or other material relationship that the selling stockholder has had within the past three years with us, (iii) the number of shares of common stock and (if one percent or more) the percentage of common stock beneficially owned as of February 24, 2000 by each selling stockholder, (iv) the number of shares that may be offered and sold by or on behalf of each selling stockholder hereunder, and (v) the amount and (if one percent or more) the percentage of common stock to be owned by each selling stockholder upon the completion of the offering if all shares offered by such selling stockholder are sold. Any or all of the shares listed below under the heading "Shares to be Sold" may be offered for sale by or on behalf of the selling stockholder.

                                             Shares Beneficially                                 Shares Beneficially
                                             Owned Prior to the                                    Owned After the
                                                Offering (1)                                         Offering (2)
                                                ------------                                         ------------
                                                                                 Shares Which
Selling Stockholders                            Number         Percent          May be Offered     Number     Percent
--------------------                            ------         -------          --------------     ------     -------
Ben Joseph Partners                             50,000             *                50,000          50,000        *
Robert A. Berlacher                             50,000             *                50,000          50,000        *
Eric Blachno                                    12,500             *                12,500          12,500        *
Thomas O. Lloyd-Butler                           2,500             *                 2,500           2,500        *
CavDevil Investments LLC                        20,000             *                20,000          20,000        *
Dawn Dobras                                      1,250             *                 1,250           1,250        *
Amir L. Ecker                                   75,000             *                75,000          75,000        *
The Ecker Family Partnership                    25,000             *                25,000          25,000        *
EDJ Limited                                     50,000             *                50,000          50,000        *
David Gencarella                                12,500             *                12,500          12,500        *
Richard Gibbs                                   25,000             *                25,000          25,000        *
Gruber & McBaine International                  60,000             *                60,000          60,000        *
John D. Gruber TTEE FBO
  Lindsay D. Gruber Dtd 12/27/96                 4,000             *                 4,000           4,000        *
Jon D. Gruber TTEE FBO
  Jonathan Wyatt Gruber                          4,000             *                 4,000           4,000        *
Jon D. Gruber                                   32,000             *                32,000          32,000        *
Richard W. Hubbert                              20,000             *                20,000          20,000        *
Clifford J. Kalista, Jr. and
  Phyllis D. Kalista JTTEN                      12,500             *                12,500          12,500        *
Anthony J. Kirincic                             62,500             *                62,500          62,500        *
Peconic Fund Ltd.                              225,000          1.7%               225,000         225,000     1.7%
Pennsylvania Merchant Group
  401(k) Plan FBO Phyllis Kalista               12,500             *                12,500          12,500        *
Lagunitas Partners LP                          200,000          1.5%               200,000         200,000     1.5%
Lancaster Investment Partners, LP              125,000             *               125,000         125,000        *
Phillip R. Leicht and
  Pamela A Leicht JTTEN                         12,500             *                12,500          12,500        *
David O. Lindner                                50,000             *                50,000          50,000        *
J. Patterson McBaine                            20,000             *                20,000          20,000        *
Harry Mittelman, TTEE
  The Harry Mittelman Revocable Living
  Trust Dtd 10/22/96                            75,000             *                75,000          75,000        *
Needham & Company, Inc.(3)                           -             *                     -          87,010        *
Parec Realty Partners                           12,500             *                12,500          12,500        *

                                             Shares Beneficially                                 Shares Beneficially
                                             Owned Prior to the                                    Owned After the
                                                Offering (1)                                         Offering (2)
                                                ------------                                         ------------
                                                                                 Shares Which
Selling Stockholders                            Number         Percent          May be Offered     Number     Percent
--------------------                            ------         -------          --------------     ------     -------
Parec Portfolio Partners, LP                    12,500             *                12,500          12,500         *
Pennsylvania Merchant Group, Inc.(3)                 -             *                     -          97,840         *
Eric Petersen and Ellen Petersen JTTEN          25,000             *                25,000          25,000         *
Porter Partners, LP                             50,000             *                50,000          50,000         *
Peter S. Rawlings                               25,000             *                25,000          25,000         *
Charles M. Robins                                6,250             *                 6,250           6,250         *
Leonid M. Roytman                               12,500             *                12,500          12,500         *
Eric B. Swergold                                 1,250             *                 1,250           1,250         *
Special Situations, LLC                        450,000          3.4%               450,000         450,000      3.4%
VFT Special Ventures, Ltd.                      48,500             *                48,500          48,500         *
Elizabeth R. Watkinson Cust FBO
  Kurt J. Watkinson UGMA PA                      6,250             *                 6,250           6,250         *
A. Morris Williams, Jr. and
  Ruth W. Williams JTTEN                        25,000             *                25,000          25,000         *
Carolyn Wittenbraker                            12,500             *                12,500          12,500         *
Zeke, L.P.                                     225,000          1.7%               225,000         225,000      1.7%

     ----------------------

(1) In connection with a private placement of our common stock in February 2000, each purchaser was issued a warrant to purchase a number of shares of common stock equal to the number of shares the selling stockholder purchased in the private placement. These warrants may not be exercised until September 1, 2000 and will expire on March 1, 2005. The exercise price of the warrants is $6.875. The exercise price will be reset to the average market price for the five trading days preceding the one year anniversary date of the issuance of the warrant provided the average price is less than $6.875. The number of shares beneficially owned prior to the offering does not include the 2,335,850 shares of our common stock issuable upon exercise of the warrants.

(2) Includes shares issuable upon exercise of the warrants. Warrants are not exercisable until September 1, 2000.

(3) The warrants were issued as partial compensation for acting as placement agent for the private placement and are exercisable at $6.875 per common share.

                              PLAN OF DISTRIBUTION

         We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay for all selling discounts and commissions, if any. The selling stockholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

        o   on the Nasdaq National Market
        o   in the over-the-counter market,
        o   in privately negotiated transactions,
        o   through put or call options transactions relating to the shares,
        o   through short sales of shares, or
        o   a combination of such methods of sale.

         The selling stockholders may sell their shares at prevailing market prices, or at privately negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understanding or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         The selling stockholders may offer and sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares.

         We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act.

         Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of such rule.

         Certain of the underwriters, brokers, dealers or agents and their associates may engage in transactions with and perform other services for Ariel in the ordinary course of their business for which they receive customary compensation.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock is 22,000,000 shares, consisting of 20,000,000 shares of common stock, $.001 par value per share, and 2,000,000 shares of preferred stock, $.001 par value per share. As of March 31, 2000, 13,088,920 shares of common stock were outstanding, and there were 127 holders of record. In addition, as of March 31, 2000, there were outstanding stock options for the purchase of 1,811,313 shares of common stock and outstanding warrants for the purchase of 2,435,850 shares of common stock. No shares of preferred stock are currently outstanding.

Common Stock

         The holders of shares of common stock are entitled to one vote for each share held of record on any matters to be voted on by stockholders. The election of directors requires a plurality vote of those shares of common stock represented at any stockholders meeting. Upon the notice of one or more stockholders that the stockholder intends to cumulate his votes, and in accordance with the conditions contained in our bylaws, every stockholder entitled to vote at an election for directors shall have the right to cumulate his votes. If cumulative voting is effected, each stockholder will be entitled to give one candidate a number of votes equal to the number of votes to which the stockholder's shares are normally entitled, or to distribute the stockholder's votes among as many candidates as the stockholder sees fit. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of legally available funds. We have never paid cash dividends on our common stock and do not plan to do so in the foreseeable future. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no redemption, preemptive or other subscription rights, and there are no conversion provisions applicable to the common stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

         Our authorized shares of preferred stock may be issued in one or more series and the board of directors is authorized, without further action by the stockholders, to designate the rights, preferences, limitations of, and restrictions upon, shares of each series, including dividend, voting, redemption and conversion rights. We believe that the availability of preferred stock issuable in series provides increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting other corporate needs. We cannot describe the actual effects the issuance of any series of preferred stock would have on the rights of holders of common stock until the board of directors determines the specific terms, rights and preferences of a series of preferred stock. However, such effects might include, among other things, restricting dividend payments on the common stock, diluting the voting power of the common stock or impairing the liquidation rights of the common stock. In addition, the issuance of preferred stock may have the effect of facilitating, as well as impeding or discouraging, a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. The market price of the common stock could also be adversely affected by the issuance of preferred stock.

         Pursuant to our rights plan the board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock. Until the occurrence of certain triggering events, the rights will be evidenced by the outstanding common stock certificates on our books and records maintained by our transfer agent and will not be separately issued.

Warrants

         At March 31, 2000, Transamerica Business Credit Corporation owned 100,000 warrants exercisable at $3.763 per share that were issued as consideration for certain waivers and amendments to our credit agreement.

         On February 24, 2000 we entered into an agreement with a number of investors to sell 2,151,000 shares of our common stock at a purchase price of $4.00 per share in a private placement. We also issued 2,151,000 warrants to purchase common stock with an exercise price of $6.875. The warrants are not exercisable until September 1, 2000. The exercise price of the warrants will be reset to the average market price for the five trading days preceding the one year anniversary date of the issuance of the warrant provided the average market price is less than $6.875.

         In connection with this private placement, we issued to the placement agents an aggregate of 184,850 warrants to purchase common stock with an exercise price of $6.875 as partial compensation for their services.

Delaware Law and Certain Charter and By-Law Provisions and Antitakeover Effects

         Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law, which prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a publicly held Delaware corporation for three years following the date such person became an interested stockholder, unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (subject to certain exceptions); or (iii) following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by affirmative vote of the holders of 66% of the outstanding voting stock of the corporation not owned by the interested stockholder. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholder. The provisions of Section 203 could have the effect of delaying, deferring or preventing a change of control.

         Certificate of Incorporation and Bylaws. Our restated certificate of incorporation provides for the division of the board of directors into three classes with staggered three-year terms. These provisions result in an increase in the time required for stockholders to change the composition of the board, and consequently may impede a change of control.

         Stockholders Rights Plan. On October 9, 1998, our board of directors approved and adopted a stockholders rights plan for the newly created series A of preferred stock, par value $.001 per share. Under the rights plan, each stockholder of record at October 22, 1998 received a dividend of one preferred share purchase right per share of common stock owned. Each right entitles the holder to purchase one one-hundredth of a share of series A preferred stock, par value $.001 per share, for a price of $25, subject to adjustment. The rights are not redeemable or exercisable until a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of the common stock. If either of these events occurs, each right entitles a holder to purchase, at the right's exercise price, a number of shares of common stock having a market value at the time of exercise of twice the right's exercise price. The rights expire on October 9, 2008, and we may redeem them at any time at $.01 per right. The right automatically attaches to the common shares being offered in this prospectus.

         Shares of preferred stock purchasable upon exercise of the rights will not be redeemable at the election of holders. Each holder of a share of preferred stock will be entitled, when and if declared by our board of directors, to a minimum preferential quarterly dividend payment of $1.00 per share or an aggregate dividend of 100 times the divided declared per share of common stock, if any. In the event of our liquidation, dissolution or winding up, the holders of the preferred stock will be entitled to a minimum preferential payment of $1.00 per share, plus any accrued but unpaid dividends, or an aggregate payment of 100 times the payment made per share of common stock. Each share of preferred stock will have 100 votes, voting together with the common stock and not as a class. Finally, in the event of any consolidation, merger or other transaction in which outstanding shares of common stock are converted or exchanged, each share of preferred stock will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. These rights are protected by customary anti-dilution provisions.

Transfer Agent, Warrant Agent and Registrar

         The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

                                  LEGAL MATTERS

         The validity of the common stock offered with this prospectus has been passed upon for Ariel by Paul & Rosen LLP, New York, New York.


                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------













                               [GRAPHIC OMITTED]





                                  Common Stock




                              -------------------


                              P R O S P E C T U S


                              -------------------








                                     , 2000









--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are as set forth below. Except for the registration fee payable to the Securities and Exchange Commission, all such expenses are estimated:

         Securities and Exchange Commission registration fee...........................  $ 9,251
         Printing and engraving expenses...............................................   12,000
         Legal fees and expenses.......................................................  100,000
         Accounting fees and expenses..................................................   15,000
           Total....................................................................... $136,251

Item 15.  Indemnification of Directors and Officers.

         Section 145 of the General Corporation Law of the State of Delaware, as amended, provides that under certain circumstances a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

         The Restated Certificate of Incorporation of Ariel provides in effect that, subject to certain limited exceptions, Ariel shall indemnify its directors and officers to the full extent authorized or permitted by law. The directors and officers of Ariel are insured under policies of insurance, subject to the limits of the policies, against certain losses arising from any claim made against them by reason of being or having been such directors or officers.

Item 16.  Exhibits.

          See Exhibit Index.

Item 17.  Undertakings.

          The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                      (i) To include any prospectus required by Section 10(a)(3)
                  of the Securities Act of 1933.

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         provided, however, that paragraphs 1(a) and 1(b) do not apply if the Registration Statement is on Form S-3 or S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on April 18, 2000.



                                           ARIEL CORPORATION

                                           By: /s/ Jay H. Atlas
                                              ------------------------------
                                           Name: Jay H. Atlas
                                           Title: Chief Executive Officer
                                                   and President

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harold W. Paul and Anthony M. Agnello, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file (1) any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith and (2) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent, or their substitutes may lawfully do or cause to be done by virtue hereof.


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 18, 2000.


         Signature                Title


  /s/ Jay H. Atlas
-----------------------------
      Jay H. Atlas                Chief Executive Officer,
                                  President and Director


  /s/ John R. Loprete
-----------------------------
      John R. Loprete             Vice President, Finance
                                  and Chief Accounting Officer


/s/ Anthony M. Agnello
-----------------------------
    Anthony M. Agnello            Chairman of the Board
                                  of Directors

  /s/ Esmond T. Goei
----------------------------
      Esmond T. Goei               Director


  /s/ Edward D. Horowitz
----------------------------
      Edward D. Horowitz           Director


  /s/ Harold W. Paul
-----------------------------
      Harold W. Paul               Director


  /s/ Charles Strauch
-----------------------------
      Charles Strauch              Director

                               INDEX TO EXHIBITS


Exhibits

 4.1   Common Stock Purchase Agreement dated February 24, 2000
 4.2 Form of Warrant (included as an exhibit to the Common Stock Purchase Agreement found in Exhibit 4.1)
*5.1 Opinion of Paul & Rosen LLP on the validity of the common stock registered hereby
*23.1  Consent of Paul & Rosen LLP (included in the opinion delivered under
       Exhibit 5.1)
*23.2  Consent of PricewaterhouseCoopers
*24.1  Powers of Attorney

-----------------------------
* Previously filed.